Charles A. Brawley, III

Senior Vice President, Associate General Counsel & Secretary
Lincoln National Corporation
150 N. Radnor Chester Road
Radnor, PA 19087
Phone:   484-583-1475
Fax:  484-583-8135
charles.brawley@LFG.com

December 13, 2012

Mr. Jeffrey Riedler
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549-6010

Re:           LNL Agents’ 401(k) Plan
Post-Effective Amendment No. 1 to
Registration Statement on Form S-1 (Reg. No. 333-163855)

Dear Mr. Riedler:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Lincoln National Corporation (the “Company”) requests the acceleration of the effectiveness of the above-referenced Post-Effective Amendment, as amended, so that it will become effective at 10:00 A.M., Eastern Time, on December 14, 2012 or as soon thereafter as is practicable.

The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the distribution of securities specified in the above-referenced Registration Statement and acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and the accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding the registration statement or this request to me at 484-583-1475.

Very truly yours,

Lincoln National Corporation

By:	/s/ Charles A. Brawley, III
Charles A. Brawley, III
Senior Vice President & Associate General Counsel